Exhibit 17

January 11, 2008

Rick L. Catt, President
First Robinson Financial Corporation
501 East Main
Robinson, IL 62454

Dear Rick:

Due to my health, I must resign from the Board of Directors for First Robinson Financial Corporation and First Robinson Savings Bank, National Association.

Please accept this as my letter of resignation.

I have enjoyed being a member of the Board and working with all past and present board members.

Sincerely,

/s/ Donald K. Inboden
Donald K. Inboden